UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33500

JAZZ PHARMACEUTICALS, INC.(1)

(Exact name of registrant as specified in its charter)

3180 Porter Drive

Palo Alto, CA 94304

(650) 496-3777

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None(1)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:    One

Pursuant to the requirements of the Securities Exchange Act of 1934, Jazz Pharmaceuticals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 18, 2012	By:	/s/ Carol A. Gamble
Senior Vice President, General Counsel and Corporate Secretary

(1)	On January 18, 2012, the merger (the “Merger”) contemplated by that certain Agreement and Plan of Merger and Reorganization, dated as of September 19, 2011, as amended (the “Merger Agreement”), by and among Jazz Pharmaceuticals Public Limited Company (formerly Azur Pharma Public Limited Company) (“Jazz Pharmaceuticals plc”), Jazz Pharmaceuticals, Inc. (“JPI”), Jaguar Merger Sub Inc., and Seamus Mulligan, solely in his capacity as indemnitors’ representative, was consummated. Upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware on January 18, 2012 (the “Effective Time”), Merger Sub was merged with and into JPI and JPI became a wholly-owned subsidiary of Jazz Pharmaceuticals plc. Each share of JPI’s common stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time was canceled and automatically converted into and became the right to receive one ordinary share, nominal value $0.0001 per share, of Jazz Pharmaceuticals plc. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of JPI, which is now a wholly-owned subsidiary of Jazz Pharmaceuticals plc, under the Exchange Act, and does not affect the reporting obligations of Jazz Pharmaceuticals plc, which is the successor to JPI, under the Exchange Act.